Imperial Chemical Industries PLC
20 June 2007

Press Release

ICI holds Investor Seminar on Global Growth Opportunities

Focused on adhesives, electronic materials and specialty natural and synthetic polymers

As announced on 3 May 2007, ICI Group PLC (“ICI”) is today holding a seminar for investors and analysts covering its adhesives, electronic materials and specialty natural and synthetic polymer businesses, and the technology that underpins their successful development.

The presentation, hosted at ICI’s head office, covers the markets, growth prospects and strategic initiatives for the four businesses. Each of the four businesses is very well positioned and highly attractive in its own right:

• Adhesives’ strong product innovation and technical service should command best-in-class margins. Improvement from current levels will be achieved by good sales growth, operational efficiencies and reduced infrastructure costs

• Electronic Materials has a leading position in attractive long-term high growth markets, driven by strengthening demand for semiconductors and consumer electronics. Its innovative product technologies should enable the business to sustain high margins and strengthen its competitive position

• Specialty Polymers focuses on growth segments where strong market dynamics, particularly in developing markets such as China, combined with innovative products, should sustain margins and profitable growth

• Specialty Starch’s extensive channels to market in a growing natural food segment, underpinned by customer demand for health & wellness, should continue to deliver strong growth in sales and profit

Commenting on the event, John McAdam, Chief Executive of ICI, said: “These four global businesses share a common set of product technologies and business strategies that underpin ICI’s vision of becoming the leader in formulation science. Each will make a significant contribution towards ICI’s three strategic objectives: accelerating profitable growth, improving our operational effectiveness and creating a culture of sustainable improvement. This will be the first opportunity for investors to meet with senior management since we reorganised these activities into four global businesses last year. The seminar will reinforce understanding of what we are doing, through investing in both organic and acquisition-led growth opportunities, to unlock the true value of each business.

“Under this team’s leadership these businesses have delivered good growth in sales, trading profits, cash flow and returns on capital, whilst coping well with significant raw material cost inflation. The continued investment in technology and product innovation has enabled them to strengthen their competitive positions and should enable them to deliver high levels of profitable growth in the future.”

At the time of the Group’s first quarter results announcement in May, the Group commented: “The outlook for the second quarter remains positive. Although visibility of trading conditions beyond the current quarter is always limited, our expectations for the year as a whole remain unchanged.” No further update will be provided at the seminar, and the Group’s next trading statement will be at the time of the second quarter results announcement on 2 August 2007.

Materials from the investor day will be available on www.ici.com.

Contact information:

ICI:

John Dawson, VP for Investor Relations and Corporate Communications

Tel: +44 20 7009 5315

Regina Kilfoyle, Director of Corporate Communications

Tel: +44 20 7009 5410

Brunswick:

Kevin Byram / Nina Coad

Tel: +44 (0) 20 7404 5959

About ICI

ICI is one of the world’s major coatings, adhesives, starch and synthetic polymers businesses. ICI products today include adhesives for a wide range of applications, starches for the food industry, specialty polymers for personal care products, adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and the construction industry. More than a quarter of ICI’s sales are made in Asia
Pacific, with 29% in Europe and over 40% in the Americas.

Listed on the London Stock Exchange, ICI is a member of the FTSE100, FTSE4Good and the Dow Jones Sustainability Index. ICI has approximately 26,000 employees worldwide and 2006 sales for its continuing operations of £4.8 billion